MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

POST OFFICE BOX 1606

MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

EDWARD L. LONG, JR.

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

AMBER K. DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

JENNY MARTIN STANSFIELD

MARTY K. SENN

STUART E. WALKER

        OF COUNSEL

JEFFREY M. RUTLEDGE

        EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

REMER C. DANIEL

February 10, 2009

Ms. Kate McHale, Staff Attorney

U.S. Securities & Exchange Commission

Washington, DC 20549

RE:	Capitol City Bancshares, Inc.
Schedule 14A
Filed January 22, 2009
File No. 000-25227

Dear Ms. McHale:

In response to your comment letter dated January 28, 2009, please see the following numbered responses containing the requested information and disclosure revisions for the Schedule 14A:

1. The Company has amended page 4 of the Schedule 14A to update that many large and small institutions have agreed to participate in the CPP. There has been no change in the status of the Company’s CPP application.

2. The Company has amended page 4 of the Schedule 14A to further disclose and discuss how participation in the CPP will impact the rights of its existing common shareholders.

3. Please see the amended disclosures on page 16 explaining that the documents we are incorporating by reference include the audited consolidated financial statements contained in Exhibit 13.1 to the Company’s Form 10-K (Consolidated Financial Statements).

4. The remaining revisions have been made pursuant to instructions directly to the Company’s accountants by John Spitz regarding the pro-forma financial statements.

Page Two

Ms. Kate McHale, Staff Attorney

February 10, 2009

As requested in your letter, a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments is enclosed. If you have any further questions or require any additional information or documentation, please contact me at 478-749-1709.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE Attorney for Capitol City Bancshares, Inc.

MNW:ps

Enclosures

cc:	Mr. George G. Andrews

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Capitol City Bancshares, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of its Schedule 14A filed on January 22, 2009, and all amendments thereto, the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

CAPITOL CITY BANCSHARES, INC.

BY:	/s/ George G. Andrews
GEORGE G. ANDREWS President and Chief Executive Officer
Date:	February 10, 2009

•

The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

•	Any other relative rights, preferences and limitations of that series.

The actual effect of the issuance of any shares of the Preferred Stock upon the rights of holders of common stock cannot be stated until the Board of Directors determines the specific rights of any shares of the Preferred Stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, reducing the market price of the common stock or impairing the liquidation rights of the common stock without further action by the shareholders. Holders of Capitol City’s common stock will not have preemptive rights with respect to the Preferred Stock.

Although Capitol City may consider issuing shares of the Preferred Stock in the future for purposes of raising additional capital or in connection with acquisition transactions, there are currently no binding agreements or commitments with respect to the issuance of the Preferred Stock.

The Company is currently offering up to 1,500,000 shares of its common stock for $10.00 per share in a registered public offering. The final Prospectus was filed with the SEC on May 8, 2008 and contained the specifics of the offering. As of February 5, 2009, the Company has sold approximately 95,334 shares and received $953,340 into its capital account. The offering has been extended until February 8, 2009. The Company does not intend to extend the Offering past February 8, 2009.

The Company has applied for preliminary approval in the Capital Purchase Program (“CPP”) established by the United States Department of Treasury (“Treasury”) under the EESA. Treasury has implemented the voluntary CPP to encourage United States financial institutions to build capital to increase the flow of financing to United States businesses and consumers and to support the economy of the United States.

Under the program, Treasury will purchase up to $250 billion of senior preferred shares on standardized terms as described in the program’s term sheet. The program will be available to qualifying United States controlled banks, savings associations, and certain bank and savings and loan holding companies engaged only in financial activities that elect to participate. Treasury will determine eligibility and allocations for interested parties after consultation with the appropriate federal banking agency. Capitol City Bancshares is considered, for purposes of the CPP, as “Non-Public Qualifying Financial Institution” because its stock is not traded on a national securities exchange.

If the Company participates in the CPP, the effect of the issuance of preferred stock on the rights of the holders of common stock will include restricting the Company’s ability to pay dividends, restricting the Company’s repurchase of equity shares and impairing the liquidation rights of the common stockholders. A more detailed description of the terms of the CPP is included below, along with pro forma financial statements accounting for both the minimum and maximum preferred stock issuance available under the CPP.

The minimum subscription amount available to a participating institution is one percent (1%) of risk-weighted assets. The maximum subscription amount is the lesser of $25 billion, or three percent (3%), of risk-weighted assets. Capitol City is eligible for approximately $2.5 million minimum and $7.4 million maximum pursuant to these guidelines.

Over three hundred large and small financial institutions already have agreed to participate in this program, moving quickly and collectively to signal the importance of the program for the system. These institutions have voluntarily agreed to participate on substantially the same terms that will be available to small and medium-sized banks and thrifts across the nation.

The Company, if it elects to participate in the CPP and is approved, intends to use the proceeds from the sale of the Preferred Stock to strengthen its liquidity position and use the increase in capital to make additional loans. The Company will initially reduce its short-term borrowings consisting primarily of brokered deposits from the proceeds of the CPP. The Company has evaluated the preliminary terms of the CPP and believes it to be a relatively inexpensive source of additional capital. The additional capital and increased liquidity will also be available to assist in the future expansion of the Company if favorable opportunities arise and to deal with

CAPITOL CITY BANCSHARES, INC.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	September 30, 2008
	Historical	As Adjusted Minimum(1)	As Adjusted Maximum(2)
	(Unaudited)
Balance Sheet:
Total liabilities(3)	$277,489	$274,989	$270,089
Total shareholders’ equity:
Preferred stock	$—	$2,500	$7,400
Series A cumulative, non-voting preferred stock(6)	$1,000	$—	$—
Common stock	$3,348	$3,348	$3,348
Warrants	$—	$125	$370
Discount on preferred(4)(5)	$—	$(143)	$(423)
Premium on warrants(4)(5)	$—	$18	$53
Capital surplus	$2,729	$2,729	$2,729
Retained earnings	$11,715	$11,715	$11,715
Accumulated comprehensive loss	$(268)	$(268)	$(268)
Total shareholders’ equity	$18,524	$20,024	$24,924

Capital Ratios:
Total risk-based capital to risk-weighted assets ratio	10.18%	10.79%	12.77%
Tier 1 capital ratio	8.93%	9.54%	11.52%
Leverage ratio	7.61%	8.13%	9.82%
Equity to assets ratio	6.26%	6.76%	8.42%
Tangible equity to tangible assets ratio	6.26%	6.76%	8.42%

(1)	Pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock ($2.5 million).

(2)	Pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock ($7.4 million).

(3)	Assumes that proceeds are initially used to reduce short-term borrowings (consisting primarily of brokered deposits).

(4)	The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date.

(5)	The net discount on the preferred stock is amortized over a five year period by the effective yield method.

(6)	Pro forma impact assuming Series A cumulative, non-voting preferred stock is paid from existing capital.

CAPITOL CITY BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($7.4 million)/Warrants (for 370 Shares)

(In thousands except per share data)

	Historical 12 Months Ended 12/31/07	Adjustments		Pro forma 12 Months Ended 12/31/07
	(Unaudited)
Net interest income	$10,176	$364	(1)	$10,540
Provision for losses on loans	500	—		500

Net interest income after provision for losses on loans	9,676	364		10,040
Non-interest income	2,315	—		2,315
Non-interest expense	9,025	—		9,025

Income from continuing operations before income taxes	2,966	364		3,330
Income tax expense	1,008	124	(2)	1,132

Income from continuing operations	1,958	240		2,198
Less: Preferred dividends	—	468	(3)	468

Income from continuing operations available to common stockholders	$1,958	$(228)		$1,730
Basic earnings per share available to common stockholders
Income from continuing operations	$.89	$(.10)		$.79
Diluted earnings per share available to common stockholders
Income from continuing operations	$.81	$(.09)		$.72
Weighted average share outstanding
Basic	2,191			2,191
Diluted	2,407			2,407

(1)

Assumes that the maximum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The proforma adjustments were determined by using the weighted-average rate of 4.92% computed for our brokered deposits. The actual impact to net interest income would be different as Capitol City Bancshares, Inc. expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1, using an effective tax rate of 34%.

(3)

Consists of dividends on preferred stock of $370,000 at a 5% annual rate as well as dividends on preferred warrants of $33,300 at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. A net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount for the period is $65,015 which consists of the accretion on the preferred stock of $74,396 and the amortization of the warrants of $9,381. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

CAPITOL CITY BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($2.5 million)/Warrants (for 125 Shares)

(In thousands, except per share data)

	Historical 12 Months Ended 12/31/07	Adjustments		Pro forma 12 Months Ended 12/31/07
	(Unaudited)
Net interest income	$10,176	$123	(1)	$10,299
Provision for losses on loans	500	—		500

Net interest income after provision for losses on loans	9,676	123		9,799
Non-interest income	2,315	—		2,315
Non-interest expense	9,025	—		9,025

Income from continuing operations before income taxes	2,966	123		3,089
Income tax expense	1,008	42	(2)	1,050

Income from continuing operations	1,958	81		2,039
Less: Preferred dividends	—	158	(3)	158

Income from continuing operations available to common stockholders	$1,958	$(77)		$1,881
Basic earnings per share available to common stockholders
Income from continuing operations	$.89	$(.04)		$.86
Diluted earnings per share available to common stockholders
Income from continuing operations	$.81	$(.03)		$.78
Weighted average share outstanding
Basic	2,191			2,191
Diluted	2,407			2,407

(1)

Assumes that the minimum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The pro forma adjustments were determined by using the weighted average rate of 4.92% computed for our brokered deposits. The actual impact to net interest income would be different as Capitol City Bancshares, Inc. expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1, using an effective rate of 34%.

(3)

Consists of dividends on preferred stock of $125,000 at a 5% annual rate as well as dividends on preferred warrants of $11,250 at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. A net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount for the period is $21,965 which consists of the accretion on the preferred stock of $25,134 and the amortization on the warrants of $3,169. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

CAPITOL CITY BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($7.4 million) Warrants (for 370 Shares)

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/08	Adjustments		Pro forma 9 Months Ended 9/30/08
	(Unaudited)
Net interest income	$6,339	$274	(1)	$6,613
Provision for losses on loans	1,710	—		1,710

Net interest income after provision for losses on loans	4,629	274		4,903
Non-interest income	2,181	—		2,181
Non-interest expense	7,160	—		7,160

Income (loss) from continuing operations before income taxes	(350)	274		(76)
Income tax expense (benefit)	(200)	93	(2)	(107)

Income (loss) from continuing operations	(150)	181		31
Less: Preferred dividends	—	351	(3)	351

Income (loss) from continuing operations available to common stockholders	$(150)	$(170)		$(320)
Basic earnings (losses) per share available to common stockholders
Income from continuing operations	$(.07)	$(.08)		$(.15)
Diluted earnings (losses) per share available to common stockholders
Income from continuing operations	$(.07)	$(.08)		$(.15)
Weighted average share outstanding
Basic	2,202			2,202
Diluted	2,202			2,202

(1)

Assumes that the maximum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The pro forma adjustments were determined by using the weighted-average rate of 4.94% computed for our brokered deposits. The actual impact to net interest income would be different as Capitol City Bancshares, Inc. expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1, using an effective tax rate of 34%.

(3)

Consists of dividends on preferred stock of $277,500 at a 5% annual rate as well as dividends on preferred warrants of $24,975 at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. A net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount for the period is $48,761 which consists of the accretion on the preferred stock of $55,797 and the amortization of the warrants of $7,036. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

CAPITOL CITY BANCSHARES, INC.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($2.5 million)/Warrants (for 125 Shares)

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/08	Adjustments		Pro forma 9 Months Ended 9/30/08
	(Unaudited)
Net interest income	$6,339	$93	(1)	$6,432
Provision for losses on loans	1,710	—		1,710

Net interest income after provision for losses on loans	4,629	93		4,722
Non-interest income	2,181	—		2,181
Non-interest expense	7,160	—		7,160

Income (loss) from continuing operations before income taxes	(350)	93		(257)
Income tax expense (benefit)	(200)	32	(2)	(168)

Income (loss) from continuing operations	(150)	61		(89)
Less: Preferred dividends	—	119	(3)	119

Income (loss) from continuing operations available to common stockholders	$(150)	$(58)		$(208)
Basic earnings (losses) per share available to common stockholders
Income from continuing operations	$(.07)	$(.03)		$(.09)
Diluted earnings (losses) per share available to common stockholders
Income from continuing operations	$(.07)	$(.03)		$(.09)
Weighted average share outstanding
Basic	2,202			2,202
Diluted	2,202			2,202

(1)

Assumes that the minimum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The pro forma adjustments were determined by using the weighted-average rate of 4.94% computed for our brokered deposits. The actual impact to net interest income would be different as Capitol City Bancshares, Inc. expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1, using an effective tax rate of 34%.

(3)

Consists of dividends on preferred stock of $93,750 at a 5% annual rate as well as dividends on preferred warrants of $8,438 at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. A net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount for the period is $16,473 which consists of the accretion on the preferred stock of $18,850 and the amortization on the warrants of $2,377. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) basis over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants are determined based on assumptions regarding the discount rate (market rate) on the preferred stock and warrants (currently estimated at 12%), using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

STOCK OWNERSHIP

Principal Shareholders

As of December 24, 2008, the Company’s records and other information from outside sources indicated there were no beneficial owners of more than five percent of the outstanding shares of the Company’s common stock other than those listed in the following section.

Directors and Executive Officers

The following table sets forth information as of December 24, 2008 regarding the ownership of Capitol City Bancshares stock by each Capitol City Bancshares director and by the named executive officers of Capitol City Bancshares and its subsidiaries, and by all directors and executive officers as a group. The table includes currently exercisable options.

Name and Address	Shares Beneficially Owned(1)		Percent of Class(2)
George G. Andrews	124,877	(3)	5.41%
Dr. Gloria Campbell-D’Hue	60,250	(4)	2.61%
Leon Goodrum	71,500		3.10%
Agnes H. Harper	62,700	(5)	2.72%
Charles W. Harrison	52,800	(6)	2.29%
Robert A. Holmes	55,200	(7)	2.40%
Moses M. Jones	61,000		2.64%
Marian S. Jordan	66,200	(8)	2.87%
Elvin Mitchell, Sr.	85,400	(9)	3.70%
Roy W. Sweat	100,000		4.33%
William Thomas	187,210	(10)	8.11%
Cordy T. Vivian	48,967		2.12%
All directors and executive officers as a group (12 persons)	976,104		42.30%

(1)	Included in the number of shares listed above for each Director, excluding Mr. Andrews, Mrs. Harper,

Mrs. Jordon, Mr. Mitchell and Mr. Sweat are options granted under the Capitol City Bancshares, Inc. Nonqualified Stock Option Plan to purchase 20,000 shares of common stock at $2.50 per share, expiring on July 13, 2009.

(2)	The ownership percentage includes the currently exercisable options.

(3)

Includes 20,877 shares owned by Mr. Andrews, 16,000 shares held jointly with Mr. Andrews’ spouse, and 40,000 options to purchase common stock granted under the Capitol City Bancshares, Inc. Incentive Stock Option Plan. These 40,000 options are exercisable at $2.50 per share and expire on July 13, 2009. On August 1, 2002, Mr. Andrews was granted options to purchase 8,000 shares of common stock exercisable at $3.75 per share which expire on August 1, 2012. On April 8, 2003, Mr. Andrews was granted options to purchase 40,000 shares of common stock exercisable at $3.75 per share which expire on April 8, 2013.

(4)	Includes 18,250 shares owned by Dr. Campbell-D’Hue and 22,000 shares owned by her child.

(5)	Includes 6,732 shares held by Mrs. Harper, 51,200 shares held jointly with Mrs. Harper’s spouse, and 4,768 shares held by Mrs. Harper’s spouse.

(6)	Includes 30,400 shares owned by Mr. Harrison, 2,400 shares held by Mr. Harrison’s children.

(7)	Includes 8,000 shares held by Mr. Holmes’ grandchildren.

(8)	Includes 43,200 shares owned by Mrs. Jordan, 2,000 shares held jointly with her spouse and 1,000 shares held by Mrs. Jordan’s children.

(9)	Includes 80,400 shares owned by Mr. Mitchell, 4,400 held by Mr. Mitchell’s spouse, and 600 shares held by Mr. Mitchell’s grandchildren.

(10)	Includes 56,000 shares owned by Mr. Thomas and 110,770 shares held by Thomas Cleaning Service, Inc., an affiliated corporation and 440 shares held by Mr. Thomas’ spouse.

ATTENDANCE AND AVAILABILITY OF ACCOUNTANTS

AT SPECIAL MEETING

Representatives of the Company’s principal accounting firm, Nichols Cauley and Associates, LLC, are not expected to be present at the Special Meeting, will not have the opportunity to make a statement if they so desire, and are not expected to be available to respond to appropriate questions.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Shareholder proposals that are intended to be presented at our 2009 Annual Meeting of Shareholders must be received at our office located at 562 Lee Street, S.W., Atlanta, Georgia 30310-0200, Attn: Secretary, no later than February 1, 2009, in order to be included in our proxy statement and related proxy materials for that meeting. Any such proposal must comply with the rules and regulations of the Securities and Exchange Commission.

OTHER MATTERS WHICH MAY COME BEFORE

THE SPECIAL MEETING

Our Board of Directors knows of no matters other than those referred to in the accompanying Notice of Special Meeting of Shareholders which may properly come before the Special Meeting. However, if any other matter should be properly presented for consideration and voting at the Special Meeting or any adjournments thereof, it is the intention of the persons named as proxies on the enclosed form of proxy card to vote the shares represented by all valid proxy cards in accordance with their judgment of what is in the Company’s best interest.

FINANCIAL AND OTHER INFORMATION

Upon request, the Company will provide, without charge to any shareholder entitled to vote at the Special Meeting, a copy of Capitol City Bancshares, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended December 31, 2007. Such request should be made to the Secretary of the Company at the address shown on the accompanying Notice of Special Meeting of Shareholders. The Company’s annual report on Form 10-K, as well as its other filings with the SEC, are also available via the Internet at the SEC’s website at http://www.sec.gov.

A copy of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008 and its annual report on Form 10-K for the fiscal year ended December 31, 2007 are being delivered with, and are incorporated by reference into, this proxy statement. The report on Form 10-K includes the audited consolidated financial statements, including the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, other comprehensive income, stockholders’ equity and cash flows for the years then ended.

(vii) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(viii) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(ix) Any other relative rights, preferences and limitations of that series.”

3. The Board of Directors of the Corporation also on                     , 2008, unanimously adopted a resolution deleting in its entirety paragraph 8 of the Articles of Incorporation, including all subparagraphs thereof, and substituting no new paragraph 8 or subparagraphs thereof in its place.

4. These Amendments were approved by the shareholders of the Corporation by a majority vote at the Special Meeting of the shareholders of the Corporation on                     , 2009 and in accordance with O.C.G.A. § 14-2-1003.

5. These Amendments to the Articles of Incorporation of Capitol City Bancshares, Inc. shall be effective immediately upon its filing with the office of the Secretary of State for the State of Georgia.

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